

SECURITII **06002790** SSION

RECD S.E.C.

FEB 27 2006

603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-4240

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____ ✗
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

David J. Greene and Company, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

599 Lexington Avenue
                                        (No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pong Chan   (212) 371-4200
                                                  (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP

(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not in residence in United States or any of its possessions.



FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   2A

OATH OR AFFIRMATION

I, _____Pong Chan_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___David J. Greene and Company, LLC___, as of <u>December 31, 2005</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Financial Officer
Title

_____
CHERYL HOROWITZ Public
Notary Public, State of New York
No. 01HO5043759
Qualified In New York County
Commission Expires 8/8/09

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

2B

David J. Greene
and Company, LLC

Statement of Financial Condition
December 31, 2005

David J. Greene and Company, LLC

Contents



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Members
David J. Greene and Company, LLC
New York, New York

We have audited the accompanying statement of financial condition of David J. Greene and Company, LLC as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of David J. Greene and Company, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 3, 2006

3

David J. Greene and Company, LLC

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$ 782,610
Receivable from clearing broker (Note 3)	286,335
Securities owned, at market value (Notes 2 and 3)	4,242,455
Securities owned, pledged to counterparty, at market value (Note 4)	410,483
Investment advisory fees receivable	2,033,983
Furniture, equipment and leasehold improvements, net of $488,638 accumulated depreciation and amortization	100,113
Other	31,122
	$7,887,101

Liabilities and Members' Equity

Liabilities:

Deferred investment advisory fees	$ 388,811
Accrued expenses and other liabilities	494,300
Total liabilities	883,111
Commitments (Notes 3, 4, 5 and 6)	
Members' equity (Notes 5 and 7)	7,003,990
	$7,887,101

See accompanying notes to statement of financial condition.

1.	**Business and Summary of Significant Accounting Policies**	

Business

David J. Greene and Company, LLC ("Company") is a New York limited liability company. The Company is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company acts as an investment advisor primarily on a discretionary basis and trades mostly in equity securities.

The Company has an agreement ("Clearing Agreement") with a clearing broker ("Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform recordkeeping functions. Accordingly, the Company operates pursuant to the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Securities Transactions

Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of less than ninety days that are not held for sale in the ordinary course of business as cash equivalents.

Cash is held at two financial institutions and, at times, may exceed the amount of $100,000 insured by the FDIC.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are depreciated over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized over the term of the lease or life of the assets, whichever is shorter.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Securities Owned

As of December 31, 2005, securities owned consist of:

	Market value
U.S. Government obligations	$2,988,181
Common stocks	1,612,807
Other	51,950
	4,652,938
Less: Securities pledged to counterparty (see Note 4)	(410,483)
	$4,242,455

3. Clearing Agreement

The Company has a clearing agreement with a brokerage firm to carry its account and the accounts of its customers. The broker has custody of the Company securities and, from time to time, cash balances, which may be due from this broker.

These securities and/or cash positions serve as collateral for any amounts due to broker or as well as collateral for securities sold short or securities purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing firm.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

| 4. Commitments | *Operating Lease* |

Minimum annual rental commitments for office space under a noncancellable lease are approximately:

Year ending December 31,	
2006	$ 737,000
2007	737,000
2008	737,000
2009	760,000
2010	762,000
Thereafter	1,524,000
	$5,257,000

The Company has entered into a collateral agreement that requires it to maintain a security deposit in a separate account at its clearing broker for the benefit of the sub-landlord containing only marketable securities.

Pursuant to the agreement the amounts deposited in this account must have an aggregate market value of not less than $360,000 through January 31, 2009. However, if at the end of any calendar month, the securities deposited in the collateral account are readily marketable direct obligations of the United States government, Federal funds, unsecured certificates of deposit, time or demand deposits, banker's acceptances, repurchase agreement having maturities of not more than one year, or the short-term debt obligations of which are rated A-1 by S&P and P-1 by Moody's, the amounts required to be deposited are reduced to an aggregate market value of not less than $300,000 through January 31, 2009.

As of December 31, 2005, the Company had securities owned, pledged to counterparty of approximately $410,000.

Customer Transactions

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure, which includes counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customers with which it conducts business.

5. **Regulatory Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had regulatory net capital of $1,555,263 and a minimum regulatory net capital requirement of $100,000. The Company's net capital ratio was .52 to 1.

6. **Profit Sharing Plan**

The Company has a salary reduction and profit-sharing p' covering both employees and members. Under the provisions the plan, employees may elect to contribute a portion of t compensation to the plan with a matching contribution, as def in the plan document.

7. **Subsequent Capital Transactions**

For the period from January 1 to February 3, 2006, the Co paid capital withdrawals amounting to $2,506,000. Such a were excluded from net capital computation at Decer 2005.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker Dealer Claiming an Exemption for SEC Rule 15c3-3

The Members
David J. Greene and Company, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of David J. Greene and Company, LLC ("Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are


executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, NASD Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 3, 2006